Exhibit 99.1

June 8, 2026

Dear Polyrizon Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Polyrizon Ltd. (the “Meeting”), to be held on Monday, July 13, 2026 at 3:00 p.m. (Israel time), at the Company’s offices, at 8 HaPnina Street, Raanana, 4321545, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matter listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR the proposals listed in the Notice.

Only shareholders of record at the close of business on June 15, 2026 are entitled to Notice and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Oz Adler
Mr. Oz Adler

Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on July 13, 2026

Dear Polyrizon Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Polyrizon Ltd. (the“Company”), to be held on Monday, July 13, 2026 at 3:00 p.m. (Israel time), at the Company’s offices, at 8 HaPnina Street, Raanana, 4321545, Israel.

The following matters (the “Proposals”) are on the agenda for the Meeting:

(i)	to approve the re-election of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur to serve as Class II directors of the Company, until the annual general meeting of the shareholders to be held in 2029 and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with the Company’s Amended and Restated Articles of Association;

(ii)	to approve the amended compensation policy for the Company’s executive officers and directors;

(iii)	to approve the grant of equity awards to the Company’s directors;

(iv)	to approve the grant of equity awards to the Chairman of the board of directors (the “Board”), the Chief Executive Officer, and the Chief Technology Officer;

(v)	to approve an amendment to the compensation terms of the Company’s non-executive directors;

(vi)	to approve that the NIS/U.S. Dollar exchange rate to be used for the conversion of the Chairman of the Board’s compensation components shall be the higher of (i) the actual applicable NIS/U.S. Dollar exchange rate and (ii) NIS 3.5 per U.S. Dollar, effective as of January 2026; and

(vii)	to approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (“Deloitte”), to serve as the Company’s independent auditors for the year ending December 31, 2026, and until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors (with power of delegation to the Audit Committee) to fix Deloitte’s remuneration for the auditing services during such period.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, June 15, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on Monday, June 15, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our Board recommends that you vote FOR the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Tuesday, July 14, 2026, at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759–1999, is Monday, June 15, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card are being made available to shareholders and also furnished to the U.S. Securities and Exchange Commission, pursuant to a Report of Foreign Private Issuer on Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of the Company’s website, https://investor.polyrizon-biotech.com/ or at its offices at 8 HaPnina Street, Raanana, 4321545, Israel, upon prior notice and during regular working hours (telephone number: +972-9-3740120) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the proxy statement, please sign, date, and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received no later than 11:59 p.m. EDT on Sunday, July 12, 2026 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler

Chairman of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders To Be Held on July 13, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Polyrizon Ltd. (the “Company,” “Polyrizon,” “we,” “our” or “us”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held on Monday, July 13, 2026, at 3:00 p.m. (Israel time), at the Company’s offices, at 8 HaPnina Street, Raanana, 4321545, Israel.

This proxy statement, the attached Notice and the enclosed proxy card or voting instruction form are being made available to holders of Polyrizon’s ordinary shares, beginning June 8, 2026.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, June 15, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters (the “Proposals”) are on the agenda for the Meeting:

(i)	to approve the re-election of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur to serve as Class II directors of the Company, until the annual general meeting of the shareholders to be held in 2029 and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with the Company’s Amended and Restated Articles of Association (the “Articles”);

(ii)	to approve the amended compensation policy for the Company’s executive officers and directors;

(iii)	to approve the grant of equity awards to the Company’s directors;

(iv)	to approve the grant of equity awards to the Chairman of the Board, the Chief Executive Officer, and the Chief Technology Officer;

(v)	to approve an amendment to the compensation terms of the Company’s non-executive directors;

(vi)	to approve that the NIS/U.S. Dollar exchange rate to be used for the conversion of the Chairman of the Board’s compensation components shall be the higher of (i) the actual applicable NIS/U.S. Dollar exchange rate and (ii) NIS 3.5 per U.S. Dollar, effective as of January 2026; and

(vii)	to approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (“Deloitte”), to serve as the Company’s independent auditors for the year ending December 31, 2026, and until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors (with power of delegation to the Audit Committee) to fix Deloitte’s remuneration for the auditing services during such period.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the Proposals.

Quorum and Adjournment

As of June 8, 2026, we had a total of 2,083,979 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on Monday, June 15, 2026, is entitled to one vote on the Proposals to be presented at the Meeting. Under our Articles, currently in effect, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Tuesday, July 14, 2026 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker, or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. However, the item on the Meeting agenda is not considered routine. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposal.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the Proposal.

In addition, the approval of Proposal No. 2, and if Proposal No. 2 is not approved, then the approval of Proposal 4, are each subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of such Proposal (excluding abstentions) includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 4, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2, and if Proposal No. 2 is not approved, then the special tally under Proposal No. 4), please notify Mr. Tomer Izraeli, the Company’s Chief Executive Officer, at 8 HaPnina St., Raanana, 4321545, Israel, telephone: +972-9-3740120 or email (tomer@polyrizon-biotech.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than our executive officers, directors and their relatives) none of our shareholders should have a personal interest in Proposal No. 2 or Proposal No. 4 and therefore should not be deemed an Interested Shareholder.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Vstock Transfer LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 8 HaPnina Street, Raanana, 4321545, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on Sunday, July 12, 2026.

If you provide specific instructions (by marking a box) with regard to the Proposal, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of the Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles.

Beneficial Owners

If you are a beneficial owner of ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, June 15, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning June 15, 2026. Certain officers, directors, employees and agents of Polyrizon may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting on a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice and this proxy statement are available at the SEC’s website at www.sec.gov and at the Investors section of our website, https://investor.polyrizon-biotech.com/. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 8 HaPnina Street, Raanana, 4321545, Israel, Attn: Tomer Izraeli, Chief Executive Officer, telephone number: +972-9-3740120.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2025 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 25, 2026 (the “Annual Report”), a copy of which is available on our website at https://investor.polyrizon-biotech.com/secfilings.

DIRECTOR INDEPENDENCE

Our Board has determined that each of Mr. Asaf Itzhaik, Ms. Liat Sidi, Mr. Yehonatan Zalman Vinokur, Mr. Liron Carmel, and Mr. Ami Oren satisfy the independent director requirements under the Nasdaq Stock Market (“Nasdaq”) corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in Nasdaq rules.

Our Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under Nasdaq rules to members of audit committees and compensation committees, respectively. Our Board has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

PROPOSAL 1

APPROVAL OF RE-ELECTION OF EACH OF MS. LIAT SIDI AND MR. YEHONATAN ZALMAN VINOKUR TO SERVE AS A CLASS II DIRECTOR OF THE COMPANY

Background

Our Board currently has nine directors, who are divided into three classes with staggered three-year terms as follows:

●	the Class I directors consist of Mr. Asaf Itzhaik, Mr. Liron Carmel and Mr. Ami Oren, and their terms will expire at our annual general meeting of shareholders to be held in 2028;

●	the Class II directors consist of Ms. Liat Sidi, and Mr. Yehonatan Zalman Vinokur, and their terms expire at the Meeting; and

●	the Class III directors consist of Mr. Tomer Izraeli and Mr. Oz Adler, and their terms will expire at our annual general meeting of shareholders to be held in 2027.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur as a director of the Company. Each of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur qualifies as an independent director under the Nasdaq corporate governance rules. Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur serve as members of our audit committee, as well as members of our compensation committee. Each of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur also qualifies as an independent director under the additional independence requirements of the rules of the SEC and of Nasdaq relating to audit committee membership and compensation committee membership.

If re-elected at the Meeting, each of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur will serve until the third annual general meeting of our shareholders following this Meeting, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with the Articles.

In accordance with the Companies Law, each of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of Polyrizon, taking into account the special needs of Polyrizon.

For information on the compensation payable to our directors, please see our Annual Report.

Biographical information concerning Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur is set forth below:

Ms. Liat Sidi has served as our director since October 2024. Ms. Sidi has served as a director at SciSparc Ltd. since June 2020 and as the accountant of Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX) since September 2016. In addition, Ms. Sidi provides accounting services for various public and private companies, including Panaxia Israel Laboratories Ltd., Soho Real Estate Ltd., Pure Food Ltd., and others. Ms. Sidi holds a B.A. degree in Tax, Finance, and Accounting Studies from the Ramat Gan College of Accounting.

Mr. Yehonatan Zalman Vinokur has served as our director since October 2024. Mr. Vinokur has been the Chief Executive Officer and Owner of Danny Zeevi Insurance Agency, Ltd. since 2017. In addition, Mr. Vinokur has worked as a financial adviser for Topick Finance since 2002. Mr. Vinokur has a B.A. in Business Management from The College of Management Academic Studies in Rishon LeTsiyon.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Ms. Liat Sidi be re-elected as a Class II director, to serve until the third annual general meeting of shareholders following this Meeting and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles or the Companies Law; and

RESOLVED, that Mr. Yehonatan Zalman Vinokur be re-elected as a Class II director, to serve until the third annual general meeting of shareholders following this Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles or the Companies Law.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur as a Class II director for a term to expire at the third annual general meeting of shareholders following this Meeting.

PROPOSAL 2

APPROVAL OF THE AMENDED COMPENSATION POLICY FOR THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee), and our shareholders are each required to approve and adopt the compensation policy once every three years. The compensation policy sets forth a framework for the terms of office and employment of our office holders, including with respect to the grant of any benefit, other payment, or undertaking to provide payment, such as salary, bonus, equity awards, severance, and other compensation (including in connection with termination of services or a change of control over the Company), as well as exemption from liability, insurance, or indemnification.

Our current compensation policy (the “Current Compensation Policy”) was approved by our shareholders on April 17, 2025.

Following a review of the Current Compensation Policy by our compensation committee of the Board (the “Compensation Committee”) and Board, our Compensation Committee and the Board approved and recommend that our shareholders approve certain amendments to the Compensation Policy (the “Amended Compensation Policy”), in the form attached to this Proxy Statement as Annex A.

We have highlighted below the two proposed amendments to the Current Compensation Policy.

Equity Based Compensation

Pursuant to the Amended Compensation Policy, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO – the higher of (w) 300% of his or her annual base salary or (x) 3% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers – the higher of (y) 150% of his or her annual base salary or (z) 1.5% of the Company’s fair market value at the time of approval of the grant by the Board. In addition, in the case of the chairperson of the Board, the total fair market value of an annual equity-based compensation at the time of grant shall not exceed the higher of (i) 300% of his or her annual base salary or (ii) 3% of the Company’s fair market value at the time of approval of the grant by the Board.

Annual Cash Bonus

Pursuant to the Amended Compensation Policy, the maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed seven (7) of such Executive Officer’s monthly base salaries.

The Amended Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting. If the Amended Compensation Policy is not approved by our shareholders, our Current Compensation Policy will remain in full force and effect until the adoption of an amended compensation policy. To the extent not approved by our shareholders at the Meeting, our Compensation Committee and Board may nonetheless approve the Amended Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

The Amended Compensation Policy is intended to incentivize individual excellence to align the interests of our office holders with the Company’s short and long-term goals and performance, and as a result, with those of our shareholders.

The foregoing overview of changes to the Current Compensation Policy is qualified in its entirety by reference to the full text of the Amended Compensation Policy, which is attached as Annex A hereto.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve and adopt the Amended Compensation Policy for the Company’s executive officers and directors, as detailed in the Proxy Statement.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the Amended Compensation Policy.

PROPOSAL 3

APPROVAL OF GRANT OF EQUITY AWARDS TO THE COMPANY’S DIRECTORS

Background

Under the Companies Law, the terms of compensation of directors, including equity-based compensation, generally require the approval of the Compensation Committee, Board and shareholders, in that order.

Our Compensation Committee and Board determined to approve, subject to shareholder approval, a proposed equity grant of restricted share units (“RSUs”) to purchase 8,000 ordinary shares, to each of our non-executive directors: Ms. Liat Sidi, Mr. Liron Carmel, Mr. Asaf Itzhaik, Mr. Yehonatan Zalman Vinokur, and Mr. Ami Oren (the “Directors”).

Each Director’s most recent grants, except for Mr. Ami Oren (who was elected to the Board on May 14, 2026), occurred on July 27, 2025, when each Director was granted RSUs to purchase 4,166 ordinary shares (as adjusted for a reverse split of the Company’s ordinary shares at a ratio of 1:6, which became effective on November 28, 2025), subject to a twenty-four-month vesting schedule.

At the Meeting, shareholders will be asked to approve a grant of RSUs to purchase 8,000 ordinary shares to each of the Directors, with a fair value of approximately $113,150 per Director and an approximate total fair value of $565,750 (the “Directors’ Award”). The Directors’ Award complies with our Current Compensation Policy and our Amended Compensation Policy. Subject to each Director’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter following the vesting commencement date. Unless otherwise stated, the terms of the Directors’ Award are subject to the Amended and Restated Equity Incentive Plan (the “Plan”). The Directors’ Award shall be granted in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, as amended, and the regulations promulgated thereunder, under the capital gains track through a trustee (“Section 102 of the Tax Ordinance”).

In approving the Directors’ Award, our Compensation Committee and our Board considered the Directors’ equity interests in the Company, the alignment of their interests with those of the Company, and the desire to encourage them to continue contributing their talent and time as directors.

Proposal

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the grant of equity award to the Company’s Directors, in such amounts and with such terms and conditions (including vesting terms), as set forth in Proposal 3 of the Proxy Statement for the Meeting, dated June 8, 2026.”

Required Vote

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity awards to our Directors.

PROPOSAL 4

APPROVAL OF GRANT OF EQUITY AWARDS TO THE CHAIRMAN OF THE BOARD, THE CHIEF EXECUTIVE OFFICER AND THE CHIEF TECHNOLOGY OFFICER

Background

Under the Companies Law, as a public Israeli company, we are required to obtain the approval of our Compensation Committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our directors, including the Company’s Chairman, Mr. Oz Adler, and for any arrangements regarding the compensation of our Chief Executive Officer, Mr. Tomer Izraeli whom we refer as our CEO. In addition, under the Companies Law, terms of office and employment of office holders (other than the CEO), are generally subject to the approval of the Compensation Committee and the Board, and must generally be consistent with the Compensation Policy. However, if the compensation terms of an office holder are not in line with a company’s compensation policy, then such terms must also be approved by the company’s shareholders.

Chairman Award

Mr. Adler has served on the Company’s Board since September 2021 and as Chairman since November 2024. Mr. Adler’s most recent grant occurred on July 27, 2025, when he was granted options to purchase 26,333  shares (as adjusted for a reverse split of the Company’s ordinary shares at a ratio of 1:6, which became effective on November 28, 2025), subject to a twenty-four-month vesting schedule.

The Compensation Committee believes that the Chairman’s compensation should align with shareholder value creation by using variable, performance-based incentives tied to both short- and long-term company goals. Accordingly, on May 14, 2026, the Compensation Committee and the Board approved a proposed equity award to our Chairman, comprised of RSUs to purchase 62,500 ordinary shares.

At the Meeting, shareholders will be asked to approve a grant of 62,500 RSUs to the Company’s Chairman, with a fair value of approximately $884,000 (the “Chairman Award”). The Chairman Award is not in line with the Company’s Current Compensation Policy, although it is consistent with the Amended Compensation Policy as further described in Proposal No. 2. Subject to the Chairman’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter following the vesting commencement date. Unless otherwise stated, the terms of the Chairman Award are subject to the Plan. The Chairman Award shall be granted in accordance with Section 102 of the Tax Ordinance.

In approving the Chairman Award, our Compensation Committee and our Board considered the Chairman’s equity interest in the Company, the alignment of his interests with those of the Company, and the desire to encourage him to continue contributing his talent and time as Chairman and director.

CEO Award

Mr. Tomer Izraeli has served as our CEO and as a member of our Board since March 2020 and previously served in these roles from 2005 to 2013. The most recent grant to Mr. Izraeli occurred on July 27, 2025, when he was granted RSUs to purchase 40 ,000 shares (as adjusted for a reverse split of the Company’s ordinary shares at a ratio of 1:6, which became effective on November 28, 2025), subject to a twenty-four-month vesting schedule.

The Compensation Committee firmly believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. The Compensation Committee aims to achieve these objectives through compensatory measures that emphasize variable, performance-based incentives, creating a balanced focus on both our short-term and long-term financial, operational, and strategic goals. Accordingly, on May 14, 2026, the Compensation Committee and the Board approved a proposed equity award to our CEO, comprised of RSUs to purchase 62,500 ordinary shares.

The Compensation Committee believes that the proposed grant fulfills the following performance-based compensation principles in order to:

●	Closely align the interests of the CEO with those of Polyrizon’s shareholders in order to enhance shareholder value;

●	Align a significant portion of the CEO’s compensation with Polyrizon’s short and long-term goals and performance;

●	Provide the CEO with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to the CEO an opportunity to advance in a growing organization;

●	Strengthen the retention and the motivation of our CEO in the long-term;

●	Provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

●	Maintain consistency in the way our CEO is compensated.

At the Meeting, shareholders will be asked to approve a grant of RSUs to purchase 62,500 ordinary shares to the Company’s CEO, with a fair value of approximately $884,000 (the “CEO Award”). The CEO Award is not in line with the Company’s Current Compensation Policy, although it is consistent with the Amended Compensation Policy as further described in Proposal No. 2. Subject to the CEO’s continued employment by the Company, 12.5% of the RSUs will vest each quarter following the vesting commencement date. Unless otherwise stated, the terms of the CEO Award are subject to the Plan. The CEO Award shall be granted in accordance with Section 102 of the Tax Ordinance.

CTO Award

Dr. Tidhar Turgeman has served as our Chief Technology Officer (“CTO”) since December 2020. The most recent grant to Dr. Turgeman occurred on July 27, 2025, when he was granted RSUs to purchase 23,333 shares (as adjusted for a reverse split of the Company’s ordinary shares at a ratio of 1:6, which became effective on November 28, 2025), subject to a twenty-four-month vesting schedule.

The Compensation Committee firmly believes that our CTO’s compensation program should reward actions and behaviors that drive shareholder value creation. The Compensation Committee aims to foster these objectives through compensatory measures that emphasize variable, performance-based incentives and create a balanced focus on our short-term and long-term financial, operational, and strategic goals. Accordingly, on May 14, 2026, the Compensation Committee and the Board approved a proposed equity award to our CTO, comprised of RSUs to purchase 31,200 ordinary shares.

At the Meeting, shareholders will be asked to approve a grant of RSUs to purchase 31,200 ordinary shares to the Company’s CTO, with a fair value of approximately $441,286 (the “CTO Award”). The CTO Award is not in line with the Company’s Current Compensation Policy, although it is consistent with the Amended Compensation Policy as further described in Proposal No. 2. Subject to the CTO’s continued employment by the Company, 12.5% of the RSUs will vest each quarter following the vesting commencement date. Unless otherwise stated, the terms of the CTO Award are subject to the Plan. The CTO Award shall be granted in accordance with Section 102 of the Tax Ordinance.

Proposal

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the grant of equity award to the Company’s Chairman, Chief Executive Officer, and Chief Technology Officer, in such amounts and with such terms and conditions (including vesting terms), as set forth in Proposal 4 of the Proxy Statement for the Meeting, dated June 8, 2026.”

Required Vote

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity awards to our Chairman, Chief Executive Officer, and Chief Technology Officer.

PROPOSAL 5

APPROVAL OF AMENDMENTS TO THE COMPENSATION TERMS OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

Background

At the Meeting, shareholders will be asked to approve an amendment to the compensation terms of each of our non-executive directors who serves on our Board from time to time, all in accordance with the terms set forth below.

Under the Companies Law, the compensation of directors requires the approval of the company’s Compensation Committee, the Board, and shareholders, in that order. The Compensation Committee and the Board have reviewed, discussed and approved the proposed amendment to the compensation terms of our non-executive directors as described below.

We currently pay each of our non-executive directors a fixed annual fee of New Israeli Shekels (“NIS”) 72,000 (approximately $25,000). Such annual fees are paid pro-rata for any service during part of a year. We do not pay per-meeting fees to our non-executive directors. Our non-executive directors are also entitled to reimbursement for any direct expenses incurred in the performance of their duties (e.g., travel; parking; telephone; meals; etc.).

It is proposed that, as compensation for their services, each of our non-executive directors will receive remuneration of NIS 99,600 per annum (approximately $34,500), effective as of January 1, 2026.

The proposed amendment to the compensation terms of our non-executive directors was approved by our Compensation Committee and the Board, and is consistent with both our Current Compensation Policy and the Amended Compensation Policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment to the compensation terms of the Company’s non-executive directors, as detailed in the Proxy Statement, dated June 8, 2026.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment to the compensation terms of the Company’s non-executive directors.

PROPOSAL 6

APPROVAL OF THE EXCHANGE RATE MECHANISM TO BE USED FOR THE CONVERSION OF THE CHAIRMAN OF THE BOARD’S COMPENSATION COMPONENTS

Background

Our Chairman of the Board’s compensation arrangements include cash compensation components that are denominated in U.S. Dollars but are reflected and paid in NIS. The NIS/U.S. Dollar exchange rate has been subject to higher volatility recently, which may cause fluctuations in the NIS amount of the Chairman’s compensation from period to period, even where the underlying compensation terms denominated in U.S. Dollars remain unchanged.

In order to enhance consistency and reduce the impact of currency fluctuations on our Chairman’s compensation, our Compensation Committee and Board approved, subject to shareholder approval, an exchange rate mechanism pursuant to which the NIS/U.S. Dollar exchange rate to be used for converting the Chairman’s compensation components shall be the higher of (i) the actual applicable NIS/U.S. Dollar exchange rate and (ii) NIS 3.5 per U.S. Dollar (the “Exchange Rate Mechanism”), effective as of January 2026.

The Exchange Rate Mechanism is intended to provide a stable and transparent basis for calculating and administering the Chairman’s compensation, and to facilitate budgeting and financial reporting. The Exchange Rate Mechanism would apply solely for the purpose of converting the U.S. Dollar-based compensation components into the NIS equivalent and would not otherwise change the compensation terms. The Exchange Rate Mechanism complies with both the Current Compensation Policy, and the Amended Compensation Policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Exchange Rate Mechanism to be used for the conversion of the Chairman of the Board’s compensation components, pursuant to which the applicable NIS/U.S. Dollar exchange rate shall be the higher of (i) the actual applicable NIS/U.S. Dollar exchange rate and (ii) NIS 3.5 per U.S. Dollar, effective as of January 2026, as detailed in this Proxy Statement dated June 8, 2026.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the Exchange Rate Mechanism to be used for the conversion of the Chairman’s compensation components.

PROPOSAL 7

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have each approved the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (“Deloitte”), as our independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, subject to the approval of our shareholders.

For information regarding the total compensation that was paid by the Company to its independent auditors, please see Item 16C of our Annual Report.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Deloitte, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to Deloitte in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the re-appointment of Deloitte as our independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as on the Investors section of our Company’s website at https://investor.polyrizon-biotech.com/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report, filed with the SEC on March 25, 2026, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investor.polyrizon-biotech.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler

Chairman of the Board of Directors

Dated: June 8, 2026

Annex A

Exhibit A

COMPENSATION POLICY

POLYIZON LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on ________, 2026)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Polyrizon Ltd. (“Polyrizon” or the “Company”), in accordance with the requirements of the Companies Law, 5759~~-~~–1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Polyrizon’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Polyrizon’s value and otherwise assist Polyrizon to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Polyrizon’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Polyrizon’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Polyrizon’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Polyrizon (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Polyrizon’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Polyrizon’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Polyrizon’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of Polyrizon’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Polyrizon’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Polyrizon’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, Polyrizon’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Polyrizon’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Polyrizon were examined and will continue to be examined by Polyrizon from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Polyrizon.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Polyrizon to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Polyrizon’s ability to attract and retain highly skilled professionals, Polyrizon will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors that are as much as possible similar in their characteristics to Polyrizon. To that end, Polyrizon shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Polyrizon’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Polyrizon shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Polyrizon’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Polyrizon shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Polyrizon’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.	Polyrizon may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Polyrizon’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Polyrizon’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Polyrizon’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board may also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Polyrizon’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of Polyrizon’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Polyrizon’s CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. Measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives.

9.2.	The Company may also grant annual cash bonuses to Polyrizon’s Executive Officers, other than the CEO, on a discretionary basis, the discretionary bonus for any given fiscal year will not exceed two (2) of the Executive Officer’s monthly base salaries.

9.3.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed four (4) of such Executive Officer’s monthly base salaries.

9.4.	The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed ~~six~~ seven (~~6~~7) of such Executive Officer’s monthly base salaries.

CEO

9.5.	The annual cash bonus of Polyrizon’s CEO will be based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above and based on a discretionary element as provided in Section 9.5 below. Measurable performance objectives will be determined annually by Polyrizon’s Compensation Committee (and, if required by law, by Polyrizon’s Board) and will be based on company and personal objectives.

9.6.	The annual cash bonus granted to Polyrizon’s CEO, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria. The discretionary bonus for any given fiscal year will not exceed two (2) of the CEO’s monthly base salaries.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed six (6) of his or her monthly base salaries.

9.8.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed eight (8) of his or her monthly base salaries.

10.	Other Bonuses

10.1.	Special Bonus. Polyrizon may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. Polyrizon may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Polyrizon may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Polyrizon shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Polyrizon’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Polyrizon and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Polyrizon is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Polyrizon’s policies, the main terms of which shall be disclosed in the annual report of Polyrizon.

12.4.	All other terms of the equity awards shall be in accordance with Polyrizon’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) ~~2~~3% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1.5% of the Company’s fair market value at the time of approval of the grant by the Board.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by using the Black Scholes formula or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Polyrizon may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and chairperson of the Board and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Polyrizon may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Polyrizon may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Polyrizon may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Polyrizon for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Polyrizon may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Polyrizon all subject to applicable law and the Company’s articles of association.

20.2.	Polyrizon will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Polyrizon’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Polyrizon shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Polyrizon may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Acceleration of vesting of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based grants for Polyrizon’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.	All Polyrizon’s non-employee Board members may be entitled to an annual cash retainer fee of up to $40,000 and up to $240,000 for the chairperson of Polyrizon’s Board. The chairperson of Polyrizon’s Board may be paid an annual bonus of up to six (6) of his or her monthly cash compensation and up to an additional two (2) monthly cash compensation for overachievement. The discretionary bonus for any given fiscal year will not exceed two (2) monthly cash compensation.

23.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.	Each non-employee member of Polyrizon’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $120,000 or (ii) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and in the case of the chairperson of the Board - the higher of (i) 300% of his or her annual base salary or (ii) ~~2~~3% of the Company’s fair market value at the time of approval of the grant by the Board.

26.	All other terms of the equity awards shall be in accordance with Polyrizon’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.	In addition, members of Polyrizon’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.	Nothing in this Policy shall be deemed to grant to any of Polyrizon’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Polyrizon to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Polyrizon and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Polyrizon may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Polyrizon and none of the provisions thereof are intended to provide any rights or remedies to any person other than Polyrizon.